UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number: 0-31076

TERYL RESOURCES CORP.
(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC V7A 5E9 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report February 4, 2008

99.2	Material Change Report (2) February 4, 2008

99.3	News Release February 4, 2008

99.4	News Release February 5, 2008

99.5	Material Change Report February 14, 2008

99.6	Material Change Report February 15, 2008

99.7	News Release February 22, 2008

99.8	Material Change Report February 29, 2008

99.9	TSX Venture Exchange - Bulletin - Approval of Private Placement - February 29, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERYL RESOURCES CORP.
(Registrant)

Date: March 7, 2008	By:	/s/ John Robertson
John Robertson

	Title:	President